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+--------+
| FORM 4 |                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

         Randal                       Kirk                           J
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        The Govenor Tyler   1902 Downey Street
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                                   (Street)

         Radford                  Virginia                        24141
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Novitron International, Inc.
                                              (NASDAQ-"NOVI")
                                             -----------------------------------

3.  I.R.S. or Social Security Number of Reporting Person (voluntary)

                --------------

4.  Statement for Month/Year      February 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director    ___ Officer              X  10% Owner    ___ Other
                        (give title below)  ---                  (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X   Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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Commom Stock, $.01
par value per share      2/7/01      P            11,500        A        $3.23
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Commom Stock, $.01
par value per share      2/8/01      P               500        A        $3.25
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Commom Stock, $.01
par value per share      2/9/01      P             3,100        A        $3.19
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Commom Stock, $.01
par value per share      2/12/01     P               100        A        $3.25        260,369            D
------------------------------------------------------------------------------------------------------------------------------------
Commom Stock, $.01
par value per share      2/2/01      P             1,300        A        $2.57         56,230(1)         I          By Kirkfield
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                                                                                       99,801(1)         I            By RJK
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                                                                                        9,283(1)         I         By Zhong Mei
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Remainder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
If the form is filed by more than one reporting person, see Instruction
4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

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None
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 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or Indirect   ship
                               Date     Expira-              Amount or                      at End           (I)           (Instr.
                               Exer-    tion                 Number of                      of               (Instr. 4)    4)
                               cisable  Date         Title   Shares                         Month
                                                                                            (Instr. 4)
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 Explanation of Responses:

(1) Randal J. Kirk controls each of Kirkfield, L.L.C. ("Kirkfield"), RJK, L.L.C. ("RJK") and Zhong Mei, L.L.C. ("Zhong Mei"). Kirkfield, RJK and Zhong Mei directly beneficially own an aggregate of 165,314 shares, which shares may be deemed to be indirectly beneficially owned (as defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Mr. Kirk.

                                           /s/ Randal J. Kirk          3/1/01
                                           ------------------  --------------
                                           **  Randal J. Kirk          Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. SEC 1474 (7-96)